P.E. 2/15/02

02016050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

February 15, 2002

HYDRO ONE INC.

(Translation of Registrant's Name Into English)

483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P2

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐ No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.
(Registrant)

Date February 15, 2002

By ____________
Name: Don Ariss
Title: Director, Financial Policy

TransÉnergieUS

Member of the Hydro-Québec group

hydro One

news release

FERC APPROVES PROCESS FOR LAKE ERIE LINK -
Project Meets Significant Regulatory Milestone

Toronto, Canada, February 15, 2002 – TransÉnergie U.S. Ltd. and Hydro One Inc. have received an order from the Federal Electric Regulatory Commission (FERC) authorizing the sale of transmission rights for the proposed Lake Erie Link. The Lake Erie Link project will consist of bi-directional high voltage direct current (HVDC) facilities connecting the transmission grids of Ontario, Canada and the United States.

FERC's approval, received February 13, 2002 authorizes the Lake Erie Link sponsors to offer all transmission rights over the project for sale via a non-discriminatory "open season" process. The project sponsors expect to begin the open season process during the first quarter of 2002. Project information will be provided to potential bidders prior to the start of the formal open season process.

The Lake Erie Link project will consist of buried underwater cables under Lake Erie connecting the transmission system near Simcoe, Ontario with those in the U.S. at either, or both, of Springfield, Pennsylvania, and Ashtabula, Ohio. The project will provide an increase in transmission capability of up to 975 megawatts between the electric control areas of the Ontario Independent Electricity Market Operator (IMO), the East Central Area Reliability Coordination Agreement (ECAR) in Ohio, and the Pennsylvania-New Jersey-Maryland (PJM) Interconnection.

"We are extremely pleased with the Commission's decision." stated Raymond Coxe, Senior Vice President of TransÉnergie U.S. Ltd. "Today's decision reaffirms the Commission's endorsement of market-driven, entrepreneurial transmission projects that provide needed investment in infrastructure. The decision further represents an important step towards increasing energy trade and cooperation between Canada and the U.S. We look forward to commencing our open season for the project shortly, and meeting our projected goal of an in-service date of Summer 2004."

"Under the approach approved by the Commission, the Lake Erie Link will be financially supported by those customers who see value in the associated transmission rights, rather than through the regulated rates paid by transmission customers in general" said Rod Taylor, Executive Vice-President of Hydro One. "We welcome this decision supporting our efforts to bring the benefits of enhanced transmission links to electricity markets on both sides of the border".

For more information on the project, please visit www.lakeerielink.com

-30-

For further information please contact:

Carol Tobian
Advocate – Public Affairs
TransÉnergie U.S. Ltd.
110 Turnpike Road, Suite 300
Westborough, Massachusetts 01581
(508) 870-9900 x119
(508) 870-9903 fax
carol.tobian@transenergieus.com

Terry Young
Director, Communications
Hydro One
483 Bay Street
Toronto, Ontario M5G 2P5
(416) 345-6072
(416) 345-6242 fax
terry.young@HydroOne.com